SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of October, 2015

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

COPA HOLDINGS ANNOUNCES ADJUSTMENTS TO REPORTED MONTHLY TRAFFIC STATISTICS FOR 2015

Panama, October 14, 2015 - Copa Holdings, S.A. (NYSE: CPA), today revised preliminary passenger traffic statistics previously reported for 2015, as the Company incorrectly categorized certain revenue passengers as non-revenue passengers from January to August 2015 . These changes do not affect previously reported revenue figures nor the Company’s revenue expectations for 2015.

	2015
Operating Data	January	February	March	April	May	June	July	August
Copa Holdings (Consolidated)
ASM (mm) (1)	1,892.1	1,706.4	1,834.5	1,761.2	1,818.2	1,780.0	1,876.2	1,807.5
RPM (mm) (2) - Reported	1,512.6	1,306.6	1,324.1	1,280.6	1,347.9	1,280.7	1,465.9	1,344.1
Load Factor (3) - Reported	79.9%	76.6%	72.2%	72.7%	74.1%	72.0%	78.1%	74.4%

RPM (mm) (2) - Corrected	1,514.7	1,313.8	1,329.1	1,282.2	1,353.4	1,297.4	1,486.4	1,381.9
Load Factor (3) - Corrected	80.1%	77.0%	72.5%	72.8%	74.4%	72.9%	79.2%	76.5%

Load Factor Variation	0.1p.p.	0.4p.p.	0.3p.p.	0.1p.p.	0.3p.p.	0.9p.p.	1.1p.p.	2.1p.p.

1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized

CONTACT:

Rafael Arias – Panamá

Director-Investor Relations

(507) 304-2431

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 74 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 10/14/2015
	By:	/s/ José Montero
Name: José Montero Title: CFO